

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2012

Mr. Larry Reinhold
Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

> **Re: Systemax Inc.**
> **Form 8-K**
> **Filed April 20, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 10, 2011**
> **File No. 001-13792**

Dear Mr. Reinhold:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed April 20, 2011

1. Please amend your filing to describe the findings of the internal investigation that led to your decision to notify Mr. Fiorentino of your intention to terminate his employment. See Item 5.02(a)(1)(iii) of Form 8-K, and Rule 12b-20 under the Exchange Act of 1934. For guidance, please also refer to our Form 8-K Compliance and Disclosure Interpretation 217.05 which can be found on our website at www.sec.gov.

2. Please tell us whether Mr. Fiorentino furnished the company, including, but not limited to, any committee, officer or director of the company, with any written correspondence concerning the circumstances surrounding the company's intent to terminate his employment. If so, please amend your Form 8-K to include as an exhibit any such

correspondence. Please also apply this comment to your 8-K filed May 9, 2011 as it
relates to the circumstances surrounding Mr. Fiorentino's resignation. See Item
5.02(a)(2) of Form 8-K and Item 601(b)(17) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A Filed April 29, 2011

Transactions with Related Persons, page 19

3. Please tell us whether the internal investigation you reference in your Form 8-K filed
April 20, 2011 identified any transactions by Mr. Fiorentino that violated your policies
and procedures with respect to transactions with related persons as described on page 19
of your filing. If so, please revise your filing to identify these transactions as required by
Item 404(b)(2) of Regulation S-K. In this regard, we note footnote 6 to your Summary
Compensation Table which states that Mr. Fiorentino obtained monetary and non-
monetary assets that were obtained without company authorization.

4. We note your disclosure under footnote 6 to your Summary Compensation Table
regarding assets obtained by Mr. Fiorentino without appropriate approval that are not
reflected in your compensation disclosure. Your footnote states that you are "attempting
to quantify these amounts." Please file a Form 8-K disclosing the amounts that you have
quantified to date. Please clarify the status of your review of this matter in your filing
and confirm to us that you will file additional current reports, or other reports as
appropriate, when additional material information becomes available. See Instruction 1
to Item 402(c)(2)(iii) and (iv) of Regulation S-K and Item 5.02(f) of Form 8-K.

Form 10-Q for the Period Ended September 30, 2011

Part I – Financial Information, page 4

Note 8. Settlement Agreement, page 10

5. We note your disclosure in the second paragraph of Note 8 on page 10 that you expect to
incur additional expenses in relation to the matter involving Mr. Fiorentino. Please
expand your future periodic disclosure under Item 103 of Regulation S-K to describe the
nature of these expected expenses, with a view to understanding whether the internal
investigation is complete and, if not, why additional expenses might be incurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

Mr. Larry Reinhold
Systemax Inc.
January 17, 2012
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Curt Rush
        General Counsel
        Via Email